UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 3, 2022

Commission File Number: 001-40852

LUMIRADX LIMITED

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350, Windward 3, Regatta Office Park

Grand Cayman KY1-1108

Cayman Islands

(345) 640-0540

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Indenture and Notes

On March 3, 2022, LumiraDx Limited (the “Company”) completed its previously announced private placement of $56.5 million aggregate principal amount of 6.00% Convertible Senior Subordinated Notes due 2027 (the “Notes”). The Notes were sold under privately negotiated subscription agreements (the “Subscription Agreements”) entered into by the Company on March 1, 2022 with certain investors (the “Investors”) in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Notes were issued pursuant to the indenture (the “Indenture”), dated March 3, 2022, by and between the Company and U.S. Bank Trust Company, National Association (the “Trustee”). The Notes are senior subordinated unsecured obligations of the Company, subordinated in right of payment to certain specified designated senior indebtedness of the Company, including indebtedness and borrowings under the Company’s existing senior secured loan agreement, and bear interest at a rate of 6.00% per annum from, and including, March 3, 2022 (the “Closing Date”), payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2022. In certain circumstances, the Company may be required to pay additional amounts as a result of any applicable tax withholding or deductions required in respect of payments on the Notes. The Notes will mature on March 1, 2027, unless earlier converted by the holders or repurchased or redeemed by the Company.

Subject to the terms of the Indenture, the Notes are convertible at the option of each holder at an initial conversion rate of 108.4346 common shares, $0.0000028 par value per share, of the Company (the “Common Shares”) per $1,000 principal amount of Notes (the “Conversion Rate”), which is equal to an initial conversion price of approximately $9.22 per Common Share (the “Conversion Price”). Upon conversion, the Notes may be settled in cash, Common Shares or a combination of cash and Common Shares, at the Company’s election (subject to certain limitations). The Conversion Rate may be increased on March 3, 2023 and March 3, 2024, if the average of the daily volume weighted average prices of the Common Shares over the 20 consecutive trading days immediately preceding either date is below a specified level, provided that the Conversion Rate may not be increased to a rate that exceeds 137.9310 Common Shares per $1,000 principal amount (the “Ceiling Conversion Rate”). The Conversion Rate (including the Ceiling Conversion Rate) is subject to adjustment for certain events or distributions but will not be adjusted for any accrued and unpaid interest. Following certain specified transactions or events (each of which are included in the definition “Make-Whole Fundamental Change” in the Indenture), the Company will increase the Conversion Rate for a holder who elects to convert its Notes in connection with any such transaction or event in certain circumstances.

The Company may redeem for cash all of the Notes in connection with certain tax-related events (any such redemption, a “Tax Redemption”). In addition, the Company may redeem (any such redemption, an “Optional Redemption”) for cash any or all of the Notes, at its option, on or after the later of September 1, 2022 and the date that is 30 days after the initial effectiveness of a registration statement contemplated by the registration rights agreement described below (the “Registration Rights Agreement”), but only if (1) the last reported sale price per Common Share exceeds 130% of the Conversion Price on (x) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the Company sends the applicable notice of redemption (the “Redemption Notice Date”); and (y) the trading day immediately before the Redemption Notice Date; and (2) unless the Company elects (x) to settle all conversions of Notes called for Optional Redemption in cash and (y) to pay any owed Interest Make-Whole Payment (as defined herein) in cash, in each case, with respect to conversions of Notes during the related redemption period that have been called for redemption after the first anniversary of the Closing Date, a registration statement registering the resale of all shares constituting Registrable Securities (as defined herein) (subject to certain requirements with respect to the delivery of information to the Company by the holders) remains effective and useable for a specified period prior to the applicable redemption date. The redemption price in connection with a Tax Redemption or Optional Redemption would be equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the Notes, which means that the Company is not required to redeem or retire the Notes periodically. Holders that convert their Notes in connection with an Optional Redemption will be entitled to an interest make-whole payment equal to the remaining scheduled payments of interest, if any, that would have been made on the Notes to be converted had such Notes remained outstanding through March 1, 2026 (an “Interest Make-Whole Payment”). The Company is permitted to settle any Interest Make-Whole Payment in cash or Common Shares, at its election.

The Indenture includes covenants customary for an indenture governing convertible notes, as well as covenants limiting the incurrence of more than $400 million of secured indebtedness and $100 million of unsecured indebtedness (including the Notes) and limiting certain substantial transactions with affiliates, in each case, subject to certain exceptions. In addition, the Indenture includes certain customary events of default after which the Notes may be declared immediately due and payable and certain types of bankruptcy or insolvency events of default involving the Company after which the Notes would become automatically due and payable.

The foregoing descriptions of the Notes and the Indenture do not purport to be complete and are qualified in their entirety by reference to the Indenture (which includes the form of the Note as Exhibit A) attached as an exhibit to this Form 6-K.

Registration Rights

In connection with the issuance of the Notes, the Company and certain of the Investors entered into the Registration Rights Agreement, dated March 3, 2022. Pursuant to the terms of the Registration Rights Agreement, and subject to qualifications and exceptions set forth therein: (1) the Company will file with the Securities and Exchange Commission (the “SEC”) within 60 calendar days after the Closing Date (the “Filing Deadline”) a registration statement covering the resale of the Notes and the Common Shares issued or potentially issuable upon conversion of the Notes (the “Registrable Securities”); (2) the Company will use commercially reasonable efforts to cause such registration statement to become effective no later than the earlier of (A) the 90th calendar day after the Closing Date (or the 120th calendar day after the Closing Date if the SEC notifies the Company that it will review the registration statement) and (B) the 10th business day after the SEC notifies the Company that it will not review (or further review) the registration statement (such earlier date the “Effectiveness Deadline”) and (3) the Company will use its commercially reasonable efforts to cause the registration statement to remain continuously effective, supplemented and amended as required by the Securities Act until the earlier of (x) the date on which all Registrable Securities covered by the registration statement cease to be Registrable Securities and (y) the 20th trading day immediately following the maturity date of the Notes (the “Effectiveness Period”). If the required registration statement has not been filed with the SEC by the Filing Deadline, has not become effective by the Effectiveness Deadline or thereafter ceases to be effective or usable (subject to certain exceptions) for the offer and sale of the Registrable Securities during the Effectiveness Period or the Company, through its omission, fails to name a holder of Registrable Securities as a selling securityholder when required by the Registration Rights Agreement (each a “Registration Default”), then in any such case, additional interest will accrue on the Notes at a rate of 0.50% per annum until such Registration Default is cured. Regardless of the number of Registration Defaults that occur (including those that may occur simultaneously), such additional interest on the Notes will not exceed 0.50% per annum.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement which is attached as an exhibit to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Indenture (including form of Note as Exhibit A), dated as of March 3, 2022, by and between LumiraDx Limited and U.S. Bank Trust Company, National Association, as trustee

4.2	Form of 6.00% Convertible Senior Subordinated Notes due 2027 (included within Exhibit 4.1)

4.3	Registration Rights Agreement, dated as of March 3, 2022, by and among LumiraDx Limited and the Investors party thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED

Date: March 3, 2022
	By:	/s/ Ron Zwanziger
	Name:	Ron Zwanziger
	Title:	Chief Executive Officer